FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 8, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

AGREEMENT ON CIESA’S FINANCIAL DEBT RESTRUCTURING

Buenos Aires, September 8, 2005 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces that Compañía de Inversiones de Energía S.A. (CIESA)  -controlling company of Transportadora de Gas del Sur S.A. (“TGS”) – entered into a Debt Restructuring Agreement with all its financial creditors. The debt to be restructured, in default since April 2002, amounts to approximately US$270 million, with interest accrued thereon, and includes corporate notes in a principal amount of US$220 million and other financial debts in the amount of approximately US$2 million. This agreement was also executed by Petrobras Energía S.A. and its controlled company Petrobras Hispano Argentina S.A..

Pursuant to the above referenced agreement, CIESA refinanced debt of about US$23 million for a 10-year term and upon approval by the Ente Nacional Regulador del Gas (National Gas Regulatory Entity) and the Comisión Nacional de Defensa de la Competencia (Argentine Antitrust Commission), CIESA will deliver to its financial creditors approximately 4.3% of TGS’s Class B Common Shares and capitalize the balance of the remaining financial debt.

Upon closing of the debt restructuring, CIESA’s capital stock will include: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of CIESA’s capital stock and votes and (ii) Class B shares held by creditors, representing the remaining 50% of CIESA’s capital stock and votes. Thereafter, ABN AMRO BANK N.V., Argentine Branch, in its capacity as Trustee, will cease to be CIESA’s shareholder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 09/08/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

#